                                                        Registration No.



                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                THE TRAVELERS FUND BD II FOR VARIABLE ANNUITIES
                ------------------------------------------------
                           (Exact Name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                     --------------------------------------
                              (Name of Depositor)

                 ONE TOWER SQUARE, HARTFORD, CONNECTICUT  06183
                 -----------------------------------------------
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including area code: (860) 277-0111
                                                          ---------------

                                ERNEST J. WRIGHT
                              Assistant Secretary
                     The Travelers Life and Annuity Company
                                One Tower Square
                          Hartford, Connecticut  06183
                          ----------------------------
                    (Name and Address of Agent for Service)



Approximate Date of Proposed Public Offering:     ____________________

It is proposed that this filing become effective (check appropriate box)


_____ immediately upon filing pursuant to paragraph (b) of Rule 485. on May 1, 1997 pursuant to paragraph (b) of Rule 485.
-----
_____    60 days after filing pursuant to paragraph (a)(1) of Rule 485.
_____    on __________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
_____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PURSUANT TO RULE 24f-2 OF THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HEREBY DECLARES THAT AN INDEFINITE AMOUNT OF VARIABLE ANNUITY CONTRACT UNITS WILL BE REGISTERED UNDER THE SECURITIES ACT OF 1933. A RULE 24f-2 NOTICE FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995 WAS FILED ON FEBRUARY 29, 1996.




        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                THE TRAVELERS FUND BD II FOR VARIABLE ANNUITIES

                             Cross-Reference Sheet

                                    Form N-4

ITEM
NO.                                                         CAPTION IN PROSPECTUS
---                                                         ---------------------
1.       Cover Page                                         Prospectus
2.       Definitions                                        Glossary of Special Terms
3.       Synopsis                                           Prospectus Summary
4.       General Description of Registrant,                 The Insurance Company; The Separate
           Depositor, and Portfolio Companies                 Account and the Underlying Funds
5.       Deductions and Expenses                            Charges and Deductions; Distribution of
                                                              Variable Annuity Contracts
6.       General Description of Variable                    The Contract
            Annuity Contracts
7.       Annuity Period                                     The Annuity Period
8.       Death Benefit                                      Death Benefit
9.      Purchases and Contract Value                       The Contract; Distribution of Variable
                                                               Annuity Contracts
10.      Redemptions                                        Surrenders and Redemptions
11.      Taxes                                              Federal Tax Considerations
12.      Legal Proceedings                                  Legal Proceedings and Opinions
13.      Table of Contents of the Statement                 Appendix B - Contents of the Statement
            of Additional Information                         of Additional Information



                                                            CAPTION IN STATEMENT OF ADDITIONAL
                                                            INFORMATION
                                                            ---------------------------------------------------
14.      Cover Page                                         Cover Page
15.      Table of Contents                                  Table of Contents
16.      General Information and History                    The Insurance Company
17.      Services                                           Principal Underwriter; Distribution and
                                                               Management Agreement
18.      Purchase of Securities Being Offered               Valuation of Assets
19.      Underwriters                                       Principal Underwriter
20.      Calculation of Performance Data                    Performance Information
21.      Annuity Payments                                   Not Applicable
22.      Financial Statements                               Financial Statements

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                                   PROSPECTUS

This Prospectus describes an individual flexible premium variable annuity contract (the "Contract") offered by The Travelers Life and Annuity Company (the "Company"). The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) Individual Retirement Annuities (IRAs) pursuant to Section 408 of the Internal Revenue Code of 1986, as amended (the "Code"); and (3) qualified retirement plans. Qualified contracts include contracts qualifying under Section 401(a), 403(b) or 408(b) of the Code.

Purchase Payments made under the Contract will accumulate on a fixed and/or a variable basis, as selected by the Contract Owner. If on a variable basis, the value of the Contract prior to the Maturity Date will vary continuously to reflect the investment experience of underlying funds ("Underlying Funds") available under The Travelers Fund BD II for Variable Annuities ("Fund BD II"). The Underlying Funds currently available are: Smith Barney Income and Growth Portfolio, Alliance Growth Portfolio, American Capital Enterprise Portfolio, Smith Barney International Equity Portfolio, Smith Barney Pacific Basin Portfolio, TBC Managed Income Portfolio, Putnam Diversified Income Portfolio, G.T. Global Strategic Income Portfolio, Smith Barney High Income Portfolio, MFS Total Return Portfolio, and AIM Capital Appreciation Portfolio, and Smith Barney Money Market Portfolio of the Smith Barney Travelers Series Fund, Inc., and Smith Barney Total Return Portfolio of the Smith Barney Series Fund.


This Prospectus provides the information about Fund BD II that you should know before investing. Please read it and retain it for future reference. Additional information about Fund BD II is contained in a Statement of Additional
Information ("SAI") dated                , 1997 which has been filed with the
Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. A copy may be obtained, without charge, by writing to The Travelers Life and Annuity Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573. The Table of Contents of the SAI appears in Appendix A of this Prospectus.



THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR THE UNDERLYING FUNDS. BOTH THE CONTRACT PROSPECTUS AND THE UNDERLYING FUND PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 THIS PROSPECTUS IS DATED                , 1997

                               TABLE OF CONTENTS


GLOSSARY OF SPECIAL TERMS..............................................................     4
PROSPECTUS SUMMARY.....................................................................     5
FEE TABLE..............................................................................     7
THE INSURANCE COMPANY..................................................................     9
THE SEPARATE ACCOUNT AND THE UNDERLYING FUNDS..........................................     9
  The Travelers Fund BD For Variable Annuities (Fund BD II)............................     9
  The Underlying Funds.................................................................     9
  Underlying Fund Investment Managers..................................................     9
  Substitution and Additions...........................................................    11
PERFORMANCE INFORMATION................................................................    11
THE CONTRACT...........................................................................    11
  Purchase Payments....................................................................    12
  Right to Return......................................................................    12
  Accumulation Units...................................................................    12
CHARGES AND DEDUCTIONS.................................................................    13
  Administrative Charges...............................................................    13
  Mortality and Expense Risk Charge....................................................    13
  Reduction or Elimination of Contract Charges.........................................    13
  Underlying Fund Charges..............................................................    14
  Premium Tax..........................................................................    14
  Changes In Taxes Based Upon Premium or Value.........................................    14
OWNERSHIP PROVISIONS...................................................................    14
  Types of Ownership...................................................................    14
  Beneficiary..........................................................................    14
  Annuitant............................................................................    15
TRANSFERS..............................................................................    15
  Dollar-Cost Averaging (Automated Transfers)..........................................    15
  Telephone Transfers..................................................................    16
SURRENDERS AND REDEMPTIONS.............................................................    16
  Systematic Withdrawals...............................................................    16
DEATH BENEFIT..........................................................................    17
  Death Proceeds Prior to the Maturity Date............................................    17
  Death Proceeds After the Maturity Date...............................................    18
THE ANNUITY PERIOD.....................................................................    18
  Maturity Date........................................................................    18
  Allocation of Annuity................................................................    19
  Variable Annuity.....................................................................    19
  Fixed Annuity........................................................................    20

PAYMENT OPTIONS........................................................................    22
  Election of Options..................................................................    22
  Annuity Options......................................................................    22
  Income Options.......................................................................    23
MISCELLANEOUS CONTRACT PROVISIONS......................................................    23
  Termination..........................................................................    23
  Misstatement.........................................................................    23
  Required Reports.....................................................................    23
  Suspension of Payments...............................................................    24
  Transfers of Contract Values of Other Annuities......................................    24
FEDERAL TAX CONSIDERATIONS.............................................................    24
  General Taxation of Annuities........................................................    24
  Tax Law Diversification Requirements for Variable Annuities..........................    24
  Ownership of the Investments.........................................................    24
  Penalty Tax for Premature Distributions..............................................    25
  Mandatory Distributions for Qualified Plans..........................................    25
  Nonqualified Annuity Contracts.......................................................    25
  Individual Retirement Annuities......................................................    26
  Qualified Pension and Profit-Sharing Plans...........................................    26
  Federal Income Tax Withholding.......................................................    26
VOTING RIGHTS..........................................................................    27
DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS.............................................    27
  Conformity with State and Federal Laws...............................................    28
LEGAL PROCEEDINGS AND OPINIONS.........................................................    28
THE FIXED ACCOUNT......................................................................    28
  Transfers............................................................................    29
APPENDIX A.............................................................................    30
APPENDIX B.............................................................................    31

                           GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

The following terms are used throughout the Prospectus and have the indicated meanings:

ACCUMULATION UNIT -- An accounting unit of measure used to calculate the value of a Contract before Annuity Payments begin.

ACCUMULATION UNIT VALUE -- The dollar amount of an Accumulation Unit.

ANNUITANT -- The person on whose life this contract is issued and the amount of the monthly Annuity Payments depend.

ANNUITY PAYMENTS -- A series of periodic payments for life; for life with either a minimum number of payments or a determinable sum assured; or for the joint lifetime of the Annuitant and another person and thereafter during the lifetime of the survivor.

ANNUITY UNIT -- An accounting unit of measure used to calculate the amount of Annuity Payments.


COMPANY (WE, OUR) -- The Travelers Life and Annuity Company.


COMPANY'S HOME OFFICE -- The principal offices of The Travelers Life and Annuity Company located at One Tower Square, Hartford, Connecticut 06183-9061.

CONTRACT DATE -- The date on which the Contact, benefits and the contract provisions become effective.

CONTRACT OWNER (YOU, YOUR) -- The person or entity to whom the Contract is issued.

CONTRACT VALUE -- The current value of Accumulation Units credited to the Contract less any administrative charges.

CONTRACT YEARS -- Twelve-month periods beginning on the Contract Date.

FIXED ACCOUNT -- An additional account into which Purchase Payments may be allocated and which is included in the Contract Value. Purchase Payments allocated to the Fixed Account will earn interest at a rate guaranteed by the Company; this rate will change from time to time.

INCOME PAYMENTS -- Optional forms of payments made by the Company which are based on an agreed-upon number of payments or payment amount.

MATURITY DATE -- The date on which the first Annuity or Income Payment is to begin under a Contract.

PURCHASE PAYMENT -- A gross amount paid to the Company during the accumulation period.

SEPARATE ACCOUNT -- Assets set aside by the Company, the investment experience of which is kept separate from that of other assets of the Company (Fund BD II).

SUB-ACCOUNT -- The portion of the assets of the Separate Account which is allocated to a particular Underlying Fund.

UNDERLYING FUND(S) -- The investment option(s) available under the Separate Account.

VALUATION DATE -- A day on which Separate Account assets are valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units and Annuity Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- The period between the close of business on successive Valuation Dates.

VARIABLE ANNUITY -- An annuity contract which provides for accumulation and for Annuity Payments which vary in amount in accordance with the investment experience of a Separate Account.

                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

INTRODUCTION


The Contract described in this Prospectus is both an insurance policy and a security. As an insurance policy, it is subject to the insurance laws and regulations of each state in which it is available for distribution. As a security, it is subject to the federal securities laws. The Contract is an individual flexible premium variable annuity. It allows you to allocate Purchase Payments to any or all of the Underlying Funds currently available under Fund BD II, as well as to the Fixed Account. (See "Underlying Funds.") An initial lump-sum Purchase Payment of at least $5,000 must be made to the Contract; additional Purchase Payments of at least $500 may be made. In some states, subsequent Purchase Payments are not allowed. (See "Purchase Payments.") Purchase payments over $1,000,000 may be made with the Company's prior consent.


RIGHT TO RETURN


You may return the Contract and receive a full refund of the Contract Value (including charges) within twenty days after the Contract is delivered to you, unless state law requires a longer period. (See "Right to Return.")


CHARGES AND EXPENSES


There are no sales or surrender charges in this contract.



Other charges include the contract administrative expense charge ($30 annually) and a Sub-Account administrative expense charge (0.15% on an annual basis of the average daily net assets allocated to each of the Underlying Funds). (See "Administrative Charges.") A mortality and expense risk charge, equivalent on an annual basis to 1.25% of the daily net assets of amounts allocated to each Underlying Funds will also be charged. (See "Mortality and Expense Risk Charge.") If applicable, state premium taxes will also be deducted and paid when due. (See "Premium Tax.")


TRANSFERS


Prior to the Maturity Date, you may reallocate the Contract Value among the Fixed Account and any of the Underlying Funds available under Fund BD II. Transfers between the variable Sub-Accounts are unlimited. Transfers between the Fixed Account and any of the Underlying Funds are subject to certain restrictions. (See "Transfers," and "The Fixed Account.") Dollar-Cost Averaging, or automated transfers, are also available. The minimum automated transfer amount is $400. (See "Dollar Cost Averaging (Automated Transfers).")


SURRENDERS


Prior to the Maturity Date, you may surrender all or part of the Contract Value subject to certain charges and limitations. You will be liable for income tax on the taxable portion of any full or partial surrender, and you may incur a 10% tax penalty if such surrender is made prior to the age of 59 1/2. (See "Surrenders and Redemptions" and "Penalty Tax for Premature Distributions.")



Systematic withdrawals of at least $100 on a monthly, quarterly, semiannual or annual basis may be elected if your Contract Value is at least $15,000. Any applicable premium taxes will be deducted. (See "Systematic Withdrawals.")


DEATH BENEFIT


A death benefit is payable to the Beneficiary upon the death of the Annuitant prior to the Maturity Date with no Contingent Annuitant surviving. The death benefit will vary based on the Annuitant's age at the time of death. (See "Death Benefit.")

THE ANNUITY PERIOD


On the Maturity Date, or other agreed-upon payment date, the Company will provide Annuity or Income Payments as described in the section entitled "The Annuity Period."


THE FIXED ACCOUNT


Although this Prospectus specifically applies only to the variable features of the Contract, the Contract also allows you to allocate Purchase Payments to a Fixed Account where they will earn interest at a rate guaranteed by the Company, which interest rate will not be less than 3% per year. (See "The Fixed Account.")

                                   FEE TABLE
--------------------------------------------------------------------------------

FUND BD II AND ITS UNDERLYING FUNDS

The purpose of the Fee Table is to assist Contract Owners in understanding the various costs and expenses that he or she will bear, directly or indirectly, under the Contract. The information listed reflects expenses of the Sub-Accounts as well as of the Underlying Fund Expenses. Additional information regarding the charges and deductions assessed under the Contract can be found on page 14. Expenses shown do not include premium taxes, which may be applicable.

                   Annual Contract Administrative Charge
               (Waived if Contract Value is $40,000 or more)                       $30

 ANNUAL SUB-ACCOUNT CHARGES

-----------------------------------------------------------------------------------------------------------
                                                                               STANDARD         ENHANCED
                                                                             DEATH BENEFIT    DEATH BENEFIT
-----------------------------------------------------------------------------------------------------------
Mortality and Expense Risk Fee
  (as a percentage of daily net asset value)                                      1.02%            1.30%
Sub-Account Administrative Charge
  (as a percentage of daily net asset value)                                      0.15%            0.15%
    TOTAL SUB-ACCOUNT CHARGES                                                     1.17%            1.45%

 UNDERLYING FUND EXPENSES
(as a percentage of average net assets of the Underlying Fund)


------------------------------------------------------------------------------------------------------------
                                                                  MANAGEMENT     OTHER      TOTAL UNDERLYING
                                                                     FEE        EXPENSES     FUND EXPENSES
------------------------------------------------------------------------------------------------------------
Smith Barney Income and Growth Portfolio                             0.65%
Alliance Growth Portfolio                                            0.80%
American Capital Enterprise Portfolio                                0.70%
Smith Barney International Equity Portfolio                          0.90%
Smith Barney Pacific Basin Portfolio                                 0.90%
TBC Managed Income Portfolio                                         0.65%
Putnam Diversified Income Portfolio                                  0.75%
G.T. Global Strategic Income Portfolio                               0.80%
Smith Barney High Income Portfolio                                   0.60%
MFS Total Return Portfolio                                           0.80%
Smith Barney Money Market Portfolio                                  0.60%
AIM Capital Appreciation Portfolio                                   0.80%
Smith Barney Total Return Portfolio                                  0.75%



(1) Other expenses are as of October 31, 1996, taking into account the current expense limitations agreed to by the Managers. The Managers waived all of their fees for the period and reimbursed the Funds for their expenses. If such fees were not waived and expenses were not reimbursed, Total Underlying Fund Expenses for the Smith Barney/Travelers Series Fund Portfolios would
    have been: Smith Barney Income and Growth Portfolio,     %; Alliance Growth
    Portfolio,     %; American Capital Enterprise Portfolio,     %; Smith Barney
    International Equity Portfolio,     %; Smith Barney Pacific Basin Portfolio,
        %; TBC Managed Income Portfolio,     %; Putnam Diversified Income
    Portfolio,     %; G.T. Global Strategic Income Portfolio,     %; Smith
    Barney High Income Portfolio,     %; MFS Total Return Portfolio,     %;
    Smith Barney Money Market Portfolio,     %.

(2) Other expenses are as of December 31, 1995, taking into account the current expense limitations agreed to by the Managers. The Managers waived all of their fees for the period and reimbursed the Funds for their expenses. The Smith Barney Series Fund Total Return Portfolio had no fees waived and no expenses reimbursed.

* Smith Barney International Equity Portfolio and G.T. Global Strategic Income Portfolio earned credits from the Custodian which reduced the service fees incurred. When these credits are taken into consideration, Total Underlying
  Fund Expenses are     % and     % respectively.

 EXAMPLE*

THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                        STANDARD DEATH BENEFIT ELECTION
--------------------------------------------------------------------------------


                                                                                        A $1,000 investment would be
                                                                                          subject to the following
                                                                                           expenses, assuming a 5%
                                                                                           annual return on assets
                                                                                         regardless of whether the
                                                                                          contract is surrendered:
--------------------------------------------------------------------------------------------------------------------
                                                                                        ONE YEAR         THREE YEARS
--------------------------------------------------------------------------------------------------------------------
Smith Barney Income and Growth Portfolio
Alliance Growth Portfolio
American Capital Enterprise Portfolio
Smith Barney International Equity Portfolio
Smith Barney Pacific Basin Portfolio
TBC Managed Income Portfolio
Putnam Diversified Income Portfolio
G.T. Global Strategic Income Portfolio
Smith Barney High Income Portfolio
MFS Total Return Portfolio
Smith Barney Money Market Portfolio
AIM Capital Appreciation Portfolio
Smith Barney Total Return Portfolio


                        ENHANCED DEATH BENEFIT ELECTION
--------------------------------------------------------------------------------


                                                                                        A $1,000 investment would be
                                                                                          subject to the following
                                                                                           expenses, assuming a 5%
                                                                                          annual return on assets,
                                                                                         regardless of whether the
                                                                                          contract is surrendered:
--------------------------------------------------------------------------------------------------------------------
                                                                                        ONE YEAR         THREE YEARS
--------------------------------------------------------------------------------------------------------------------
Smith Barney Income and Growth Portfolio
Alliance Growth Portfolio
American Capital Enterprise Portfolio
Smith Barney International Equity Portfolio
Smith Barney Pacific Basin Portfolio
TBC Managed Income Portfolio
Putnam Diversified Income Portfolio
G.T. Global Strategic Income Portfolio
Smith Barney High Income Portfolio
MFS Total Return Portfolio
Smith Barney Money Market Portfolio
AIM Capital Appreciation Portfolio
Smith Barney Total Return Portfolio



*  The Example reflects the $30 Annual Contract Administrative Charge as an
   annual charge of     % of assets.

                             THE INSURANCE COMPANY
--------------------------------------------------------------------------------

The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Travelers Group Inc., a financial services holding company. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

                 THE SEPARATE ACCOUNT AND THE UNDERLYING FUNDS
--------------------------------------------------------------------------------

THE TRAVELERS FUND BD II FOR VARIABLE ANNUITIES (FUND BD II)

Fund BD II was established on February 22, 1995 and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of Fund BD II will be invested exclusively in the shares of the Underlying Funds.

The assets of Fund BD II are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to Fund BD II are, in accordance with the Contracts, credited to or charged against Fund BD II without regard to other income, gains and losses of the Company. The assets held by Fund BD II are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the Underlying Funds are payable to Fund BD II. All such income and/or distributions are reinvested in shares of the respective Underlying Fund at net asset value. Shares of the Underlying Funds listed above are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts. Fund shares are not sold to the general public.

THE UNDERLYING FUNDS

Purchase Payments are allocated to the Underlying Funds in accordance with the selection made by the Contract Owner.

More detailed information about the options and their inherent risks may be found in the current prospectuses for the Underlying Funds. These prospectuses are included with and must accompany this Prospectus. Since there are varying degrees of risk inherent in each option, please read them carefully before investing. Additional copies of the prospectuses may be obtained by contacting your registered representative or by calling 1-800-842-8573.

Fund BD II currently invests in the following Underlying Funds:


TRAVELERS SERIES FUND INC.:


SMITH BARNEY INCOME AND GROWTH PORTFOLIO. The objective of the Income and Growth Portfolio is current income and long-term growth of income and capital by investing primarily, but not exclusively, in common stocks.

ALLIANCE GROWTH PORTFOLIO. The objective of the Growth Portfolio is long-term growth of capital by investing predominantly in equity securities of companies with a favorable outlook for earnings and whose rate of growth is expected to exceed that of the U.S. economy over time. Current income is only an incidental consideration.

AMERICAN CAPITAL ENTERPRISE PORTFOLIO. The Enterprise Portfolio's objective is capital appreciation through investment in securities believed to have above-average potential for capital appreciation. Any income received on such securities is incidental to the objective of capital appreciation.

SMITH BARNEY INTERNATIONAL EQUITY PORTFOLIO. The objective of the International Equity Portfolio is total return on assets from growth of capital and income by investing at least 65% of its assets in a diversified portfolio of equity securities of established non-U.S. issuers.

SMITH BARNEY PACIFIC BASIN PORTFOLIO. The Pacific Basin Portfolio's objective is long-term capital appreciation through investment primarily in equity securities of companies in Asian Pacific Countries.

TBC MANAGED INCOME PORTFOLIO. The objective of the Managed Income Portfolio is to seek high current income consistent with prudent risk of capital through investments in corporate debt obligations, preferred stocks, and obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

PUTNAM DIVERSIFIED INCOME PORTFOLIO. The objective of the Diversified Income Portfolio is to seek high current income consistent with preservation of capital. The Portfolio will allocate its investments among the U.S. Government Sector, the High Yield Sector, and the International Sector of the fixed income securities markets.

G.T. GLOBAL STRATEGIC INCOME PORTFOLIO. The Strategic Income Portfolio's investment objective is primarily to seek high current income and secondarily to seek capital appreciation. The Portfolio allocates its assets among debt securities of issuers in the United States, developed foreign countries, and emerging markets.

SMITH BARNEY HIGH INCOME PORTFOLIO. The investment objective of the High Income Portfolio is high current income. Capital appreciation is a secondary objective. The Portfolio will invest at least 65% of its assets in high-yielding corporate debt obligations and preferred stock.

MFS TOTAL RETURN PORTFOLIO. The Total Return Portfolio's objective is to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Generally, at least 40% of the Portfolio's assets will be invested in equity securities.

SMITH BARNEY MONEY MARKET PORTFOLIO. The investment objective of the Money Market Portfolio is maximum current income and preservation of capital by investing in high quality, short-term money market instruments.

AIM CAPITAL APPRECIATION PORTFOLIO. The investment objective of the AIM Capital Appreciation Portfolio is to seek capital appreciation by investing principally in common stock, with emphasis on medium-sized and smaller emerging growth companies.

SMITH BARNEY SERIES FUND INC:

SMITH BARNEY TOTAL RETURN PORTFOLIO. The investment objective of the Smith Barney Total Return Portfolio is to provide total return, consisting of long-term capital appreciation and income. The Portfolio will seek to achieve its goal by investing primarily in a diversified portfolio of dividend-paying common stock.

UNDERLYING FUND INVESTMENT MANAGERS

The Underlying Funds receive investment management and advisory services from the following investment professionals:

----------------------------------------------------------------------------------------------
            FUND                      INVESTMENT MANAGER                  SUB-ADVISER
----------------------------------------------------------------------------------------------
Smith Barney Income and         Smith Barney Mutual Funds
Growth Portfolio                Management Inc.("SBMFM")
----------------------------------------------------------------------------------------------
Alliance Growth Portfolio       SBMFM                            Alliance Capital
                                                                 Management L.P.
----------------------------------------------------------------------------------------------
American Capital Enterprise     SBMFM                            American Capital Asset
Portfolio                                                        Management, Inc
----------------------------------------------------------------------------------------------
Smith Barney Int'l Equity       SBMFM
Portfolio
----------------------------------------------------------------------------------------------
Smith Barney Pacific Basin      SBMFM
Portfolio
----------------------------------------------------------------------------------------------
TBC Managed Income Portfolio    SBMFM                            The Boston Company Asset
                                                                 Management, Inc.
----------------------------------------------------------------------------------------------
Putnam Diversified Income       SBMFM                            Putnam Investment Management,
Portfolio                                                        Inc.
----------------------------------------------------------------------------------------------
G.T. Global Strategic Income    SBMFM                            G.T. Capital Management Inc.
Portfolio
----------------------------------------------------------------------------------------------
Smith Barney High Income        SBMFM
Portfolio
----------------------------------------------------------------------------------------------
MFS Total Return Portfolio      SBMFM                            Massachusetts Financial
                                                                 Services Company
----------------------------------------------------------------------------------------------
Smith Barney Money Market       SBMFM
Portfolio
----------------------------------------------------------------------------------------------
AIM Capital Appreciation        SBMFM                            AIM Capital Management, Inc
Portfolio
----------------------------------------------------------------------------------------------
Smith Barney Total Return       SBMFM
Portfolio
----------------------------------------------------------------------------------------------

SUBSTITUTIONS AND ADDITIONS

If any of the Underlying Funds should become unavailable for allocating purchase payments, or if, in the judgment of the Company further investment in an Underlying Fund becomes inappropriate for the purposes of the Contract, we may substitute another registered, open-end management investment company. Substitution may be made with respect to both existing investments and the investment of any future Purchase Payments. However, no such substitution will be made without notice to Contract Owners, state approval if applicable, and without prior approval of the, to the extent required by the 1940 Act, or other applicable law. Additional Underlying Funds may also be added under the Contract.

                            PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

From time to time, the Company may advertise different types of historical performance for the Underlying Funds available through Fund BD II. The Company may advertise the "standardized average annual total returns" of each, calculated in a manner prescribed by the SEC, as well as the "non-standardized total return," as described below.

"Standardized average annual total return" will show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one-, five- and ten-year periods (or fractional periods thereof). This standardized calculation reflects the deduction of all applicable charges made to the Contract, except for premium taxes which may be imposed by certain states. "Non-standardized total return" will be calculated in a similar manner, except non-standardized total returns will not reflect the deduction of the $30 annual contract administrative charge, which would decrease the level of performance shown if reflected in these calculations.


Performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Fund BD II and the Underlying Funds.

The total return quotations are based upon historical earnings and are not necessarily representative of future performance. A Contract Owner's Contract Value at redemption may be more or less than original cost. The SAI contains more detailed information about these performance calculations, including actual examples of each type of performance advertised.

                                  THE CONTRACT
--------------------------------------------------------------------------------


Purchase Payments are paid to the Company and credited to the Contract Owner's account to accumulate until the Maturity Date. The Contract Owner assumes the risk of gain or loss according to the performance of the selected Sub-Account(s). There is generally no guarantee that the Contract Value at the Maturity Date will equal or exceed the total Purchase Payments made under the Contract, except as specified or elected under the Death Benefit provisions. The following brief description of the key features of the Contract is subject to the specific terms of the Contract itself.


PURCHASE PAYMENTS

The minimum initial Purchase Payment must be at least $5,000. Additional payments of at least $500 may be made under the Contract at any time. Purchase Payments over $1,000,000 may be made with the Company's prior consent. In some states, subsequent Purchase Payments are not allowed to this Contract. The initial Purchase Payment is due and payable before the Contract becomes effective.

The Company will apply the initial Purchase Payment within two business days following its receipt at the Company's Home Office. Subsequent Purchase Payments will be credited to the Contract on the basis of Accumulation Unit values next determined after receipt of the Purchase Payment.

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value (including charges) within twenty days after you receive it (the "free-look period"). Where state law requires a longer period, or the return of Purchase Payments, the Company will comply. The Contract Owner bears the investment risk during the free-look period; therefore, the Contract Value returned may be greater or less than your Purchase Payment. If the Contract is purchased as an Individual Retirement Annuity and is returned within the first seven days after delivery, your Purchase Payment will be refunded in full. During the remainder of the free-look period, the Contract Value (including charges) will be refunded. All Contract Values will be determined as of the next valuation date following the Company's receipt of the Owner's written request for refund.

ACCUMULATION UNITS

The number of Accumulation Units to be credited to the Contract once a Purchase Payment has been received by the Company will be determined by dividing the amount allocated to each Underlying Fund by the current applicable Accumulation Unit Value. The value of an Accumulation Unit may increase or decrease.

The initial Accumulation Unit Value applicable to each segment of the Separate Account was established at $1.00. The value of an Accumulation Unit on any Valuation Date is determined by multiplying the value on the immediately preceding Valuation Date by the net investment factor for the Valuation Period just ended. The net investment factor, calculated for each Underlying Fund, takes into account the investment performance, expenses and the deduction of certain expenses. The net investment factor is described more fully in the SAI.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------


ADMINISTRATIVE CHARGES


CONTRACT ADMINISTRATIVE CHARGE. An administrative charge of $30 will be deducted annually from the Contract to compensate the Company for expenses incurred in establishing and administering the Contract. The contract administrative charge will be deducted from the Contract Value on the fourth Friday of August of each year by cancelling Accumulation Units in each Sub-Account on a pro rata basis. This charge will be prorated from the date of purchase to the next date of assessment of charge. A prorated charge will also be assessed upon voluntary or involuntary surrender of the Contract. The Contract Administrative Charge will not be assessed upon distributions resulting from the death of the Contract Owner or the Annuitant with no Contingent Annuitant surviving, or after an annuity payout has begun, or if the Contract Value is equal to or greater than $40,000 on the charge assessment date.

SUB-ACCOUNT ADMINISTRATIVE CHARGE. An administrative charge is deducted on each Valuation Date from the amounts allocated to the variable Underlying Funds in order to compensate the Company for certain administrative and operating expenses. The charge is equivalent, on an annual basis, to 0.15% of the daily net asset value allocated to each of the Underlying Funds.

Neither administrative charge can be increased. The charges are set at a level which does not exceed the average expected cost of the administrative services to be provided while the Contract is in force, and the Company does not expect to make a profit from these charges.

MORTALITY AND EXPENSE RISK CHARGE

A mortality and expense risk charge is deducted on each Valuation Date from amounts held in the Separate Account. This charge is intended to cover the mortality and expense risks associated with guarantees which the Company provides under the Contract. The mortality risk portion of the insurance charge compensates the Company for guaranteeing to provide Annuity Payments to an Annuitant according to the terms of the Contract regardless of how long the Annuitant lives and no matter what the actual mortality experience of other Annuitants under the Contract might be, and for guaranteeing to provide the standard or the enhanced death benefit if an Annuitant dies prior to the Maturity Date. The expense risk charge compensates the Company for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs.

For those Contract Owners who have elected a standard death benefit provision, the insurance charge is equivalent, on an annual basis, to 1.02% of the daily net asset value of amounts held in the Separate Account.

For those Contract Owners who have elected an enhanced death benefit provision, the insurance charge is equivalent, on an annual basis, to 1.30% of the daily net asset value of amounts held in the Separate Account. The Company reserves the right to lower the mortality and expense risk charge at any time.

If the amount deducted for mortality and expense risks is not sufficient to cover the mortality costs and expense shortfalls, the loss is borne by the Company. If the deduction is more than sufficient, the excess will be a profit to the Company. The Company expects to make a profit from the mortality and expense risk charge.

REDUCTION OR ELIMINATION OF CONTRACT CHARGES


The administrative charge and the mortality and expense risk charge under the Contract may be reduced or eliminated when certain sales of the Contract result in savings or reduction of sales expenses. The entitlement to such a reduction in the Contingent Deferred Sales Charges or the administrative charge will be based on the following: (1) the size and type of group to which sales are to be made; (2) the total amount of Purchase Payments to be received; and (3) any prior or existing relationship with the Company. There may be other circumstances, of which the Company is not presently aware, which could result in fewer sales expenses. In no event will reduction or elimination of the administrative charge be permitted where such reduction or elimination will be unfairly discriminatory to any person.


UNDERLYING FUND CHARGES

Fund BD II purchases shares of the Underlying Funds at net asset value. The net asset value of each Underlying Fund reflects investment management fees and other expenses already deducted from the assets of the Underlying Funds. For a complete description of these investment advisory fees and other expenses, refer to the prospectus for the Underlying Funds.

PREMIUM TAX


Certain state and local governments impose premium taxes. These taxes currently range from 0.5% to 0%, depending upon jurisdiction. The Company, in its sole discretion and in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the Contract Value either upon death, surrender, annuitization, or at the time Purchase Payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.


CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon the premiums of the contract, gains in the contract or value of the contract, we reserve the right to charge you proportionately for this tax.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

OWNER. The Contract belongs to the Owner designated on the Contract Specifications page, or to any other person subsequently named pursuant to a valid assignment. An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. The Owner has sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the contract provided the Owner has not named an irrevocable beneficiary and provided the Contract is not assigned.

The Owner is the recipient of all payments while the Annuitant is alive unless the Owner directs them to an alternate recipient. An alternate recipient under a payment direction does not become the Owner.

JOINT OWNER. For nonqualified contracts only, Joint Owners may be named in a written request prior to the Contract Date. Joint Owners may independently exercise transfers between the Sub-Accounts or between the Fixed Account and the Sub-Accounts. All other rights of ownership must be exercised by joint action.

Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a Joint Owner end at death if another Joint Owner survives. The entire interest of the deceased Joint Owner in the Contract will pass to the surviving Joint Owner.

SUCCEEDING OWNER. For nonqualified contracts only, if Joint Owners are not named, the Contract Owner may name a Succeeding Owner in a written request. The Succeeding Owner becomes the

Owner if living when the Owner dies. The Succeeding Owner has no interest in the Contract before then. The Owner may change or delete a Succeeding Owner by written request.

BENEFICIARY

The Beneficiary is the party named by the Owner in a written request. The Beneficiary has the right to receive any remaining contractual benefits upon the death of the Annuitant or the Owner. If there is more than one Beneficiary surviving the Annuitant, the Beneficiaries will share equally in benefits unless different shares are recorded with the Company by written request prior to the death of the Annuitant or Owner.

With nonqualified contracts, the Beneficiary may differ from the designated beneficiary as defined by the distribution provisions of the Contract. The designated beneficiary may take the contract benefits in lieu of the Beneficiary upon the death of the Contract Owner.

Unless an irrevocable Beneficiary has been named, the Owner has the right to change any Beneficiary by written request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated on the Contract Specifications page, and is the individual on whose life the Maturity Date and the amount of the monthly annuity payments depend. The Annuitant may not be changed after the Contract Date.

For nonqualified contracts only, the Contract Owner may also name one individual as a Contingent Annuitant by written request prior to the Contract Date. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date.

If an Annuitant who is not also an owner or a joint owner dies prior to the Maturity Date while this Contract is in effect and while the Contingent Annuitant is living:

     1) the Contract Value will not be payable upon the Annuitant's death;

     2) the Contingent Annuitant becomes the Annuitant; and

     3) all other rights and benefits provided by this Contract will continue in effect.

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect, unless otherwise provided.

                                   TRANSFERS
--------------------------------------------------------------------------------

Prior to the Maturity Date, the Contract Owner may transfer all or part of the Contract Value between Sub-Accounts. There are no charges or restrictions on the amount or frequency of transfers currently; however, the Company reserves the right to charge a fee for any transfer request, and to limit the number of transfers to one in any six month period. Since different Underlying Funds have different expenses, a transfer of Contract Values from one Sub-Account to another could result in a Contract Owner's investment becoming subject to higher or lower expenses.

DOLLAR-COST AVERAGING (AUTOMATED TRANSFERS)

Dollar-cost averaging permits the Contract Owner to transfer a fixed dollar amount to other Sub-Accounts on a monthly or quarterly basis so that more Accumulation Units are purchased in a Sub-Account if the value per unit is low and less Accumulation Units are purchased if the value per unit is high. Therefore, a lower-than-average value per unit may be achieved over the long run.

You may elect automated transfers through written request or other method acceptable to the Company. You must have a minimum total Contract Value of $5,000 to enroll in the Dollar-Cost Averaging program. The minimum total automated transfer amount is $400.

Certain restrictions apply for automated transfers from the Fixed Account that do not apply to automated transfers from any of the Sub-Accounts. You may establish automated transfers of

Contract Values from the Fixed Account at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account Value in a period of less than twelve months from your enrollment in the Dollar-Cost Averaging program.

You may start or stop participation in the Dollar-Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Contract, including provisions relating to the transfer of money between Sub-Accounts. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

Before transferring any part of the Contract Value, Contract Owners should consider the risks involved in switching between investments available under this Contract. Dollar-cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. A potential investor should consider his or her financial ability to continue purchases through periods of low price levels.

TELEPHONE TRANSFERS


A Contract Owner may place a transfer request via telephone. The telephone transfer privilege is available automatically; no special election is necessary for a Contract Owner to have this privilege available. In certain cases, the Company may allow you to authorize your agent to make telephone transfers. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each Valuation Date between 9:00 a.m. and 4:00 p.m., Eastern time, at 1-800-842-8573. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and will promptly notify the caller.


The Company will make a reasonable effort to record each telephone transfer conversation, but in the event that no recording is effective or available, the Contract Owner will remain liable for each telephone transfer effected. Additionally, the Company is not liable for acting upon instructions believed to be genuine and in accordance with the procedures described above. As a result of this policy, the Contract Owner may bear the risk of loss in the event that the Company follows instructions that prove to be fraudulent.

                           SURRENDERS AND REDEMPTIONS
--------------------------------------------------------------------------------


A Contract Owner may redeem all or any portion of the Contract Value at any time prior to the Maturity Date. The Contract Owner must submit a written request (in the proper form) specifying the investment option from which the surrender is to be made. The Contract Value will be determined as of the next valuation following receipt of the Owner's surrender request at the Company's Home Office. The Contract Value may be more or less than the Purchase Payments made depending on the Contract Value at the time of surrender.



The Company may defer payment of any Contract Value for a period of not more than seven days after the request is received in the mail, but it is the Company's intent to pay as soon as possible. Requests for surrender that are not in good order will not be processed until the deficiencies are corrected. The Company will contact the Contract Owner to advise of the reason for the delay and what is needed to act upon the surrender request.


SYSTEMATIC WITHDRAWALS


Prior to the Maturity Date of the Contract, a Contract Owner may elect in writing on a form provided by the Company to take systematic withdrawals from the Contract by surrendering a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. The election must be made on the form provided by the Company. Any applicable premium taxes will be deducted. The minimum Contract Value required to begin systematic withdrawals is $15,000. The Company will process the withdrawals as directed by surrendering on a pro-rata basis Accumulation Units from all investment options in which the Contract Owner has an interest, unless otherwise directed. The Contract Owner may begin or discontinue systematic withdrawals at any time by notifying the Company in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

The Company reserves the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners.

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. Contract Owners should consult with their tax adviser regarding the tax consequences of systematic withdrawals.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------


Prior to the Maturity Date, a Death Benefit is payable to the Beneficiary upon the death of the Annuitant, Contract Owner or the first of Joint Owners, provided there is no Contingent Annuitant. Two different types of death benefits are available under the Contract: a Standard Death Benefit and an Enhanced Death Benefit (the Enhanced Death Benefit may not be available in all jurisdictions). Death Benefits are payable upon the Company's receipt at its Home Office of due proof of death. A Beneficiary may request that a death benefit payable under the Contract be applied to one of the settlement options available under the Contract, subject to the contract provisions. (See also "Nonqualified Annuity Contracts.") See Appendix A for Contracts issued in the state of Florida.


For nonqualified contracts, if the Contract Owner (including the first of joint owners) dies before the Maturity Date, a distribution may be required under the minimum distribution requirements of the federal tax law. If so required, the Company will recalculate the value of the Contract under the provisions of "Death Proceeds Prior to the Maturity Date," below. The value of the Contract, as recalculated, will be credited to the party taking distributions upon the death of the Contract Owner with the Annuitant or Contingent Annuitant surviving. This will generally be the surviving joint owner or succeeding owner, or otherwise the Beneficiary in accordance with all the circumstances and the terms of the Contract. This party may differ from the Beneficiary who was named by the Owner in a written request and who would receive any remaining contractual benefits upon the death of the Annuitant. This party may be paid in a single lump sum, or by other options, but should take distributions as required by minimum distribution rules of the federal tax law.


If the Contract Owner's spouse is the surviving joint owner, the spouse may elect to continue the Contract as owner in lieu of taking a distribution under the Contract. (See generally, "Nonqualified Annuity Contracts.") In this case, all references to age in the "Death Proceeds Prior to the Maturity Date" section will be based on the Contract Owner's age rather than the Annuitant's age.


DEATH PROCEEDS PRIOR TO THE MATURITY DATE

STANDARD DEATH BENEFIT. Under the standard death benefit, if the Annuitant dies BEFORE AGE 75 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the greatest of (1), (2) or
(3) below, each reduced by any applicable premium tax or prior surrenders not previously deducted:

     1) the Contract Value;

     2) the total Purchase Payments made under the Contract; or

     3) the Contract Value on the latest fifth contract year anniversary immediately preceding the date on which the Company receives due proof of death.

If the Annuitant dies ON OR AFTER AGE 75, BUT BEFORE AGE 85 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or prior surrenders not previously deducted:

     1) the Contract Value;

     2) the total Purchase Payments made under the Contract; or the Contract Value on the latest fifth contract year anniversary occurring on or before the Annuitant's 75th birthday.

If the Annuitant dies ON OR AFTER AGE 85 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the Contract Value, less any applicable premium tax.

See Appendix A for Contracts issued in the state of Florida.

ENHANCED DEATH BENEFIT. Under the enhanced death benefit, if the Annuitant dies BEFORE AGE 75 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit equal to the greater of (1) the guaranteed death benefit, or (2) the Contract Value less any applicable premium tax.

The guaranteed death benefit is equal to the Purchase Payments made to the Contract (minus surrenders and applicable premium tax) increased by 5% on each contract date anniversary, but not beyond the contract date anniversary following the Annuitant's 75th birthday, with a maximum guaranteed death benefit of 200% of the total of Purchase Payments minus surrenders and minus applicable premium tax.

If the Annuitant dies ON OR AFTER AGE 75, BUT BEFORE AGE 85 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the greater of (1) the guaranteed death benefit as of the Annuitant's 75th birthday, plus additional purchase payments, minus surrenders and applicable premium tax; or (2) the Contract Value less any applicable premium tax.

If the Annuitant dies ON OR AFTER AGE 85 but before the Maturity Date, the Company will pay to the Beneficiary a death benefit equal to the Contract Value less any applicable premium tax.

DEATH PROCEEDS AFTER THE MATURITY DATE

If the Annuitant dies on or after the Maturity Date, the Company will pay the Beneficiary a death benefit consisting of any benefit remaining under the Annuity or Income Option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Annuity Payments will ordinarily begin on the Maturity Date stated in the Contract. If no Maturity Date is elected, the Maturity Date will be the Annuitant's 70th birthday for qualified contracts and the Annuitant's 75th birthday, or ten years after the Contract Date, if later, for nonqualified contracts. The Maturity Date is the date on which the Company will begin paying the first of a series of Annuity or Income Payments in accordance with the Settlement Option selected by the Contract Owner. Annuity or Income Payments will begin on the Maturity Date unless the Contract has been fully surrendered or the proceeds have been paid to the Beneficiary prior to that date. The Company may require proof that the Annuitant is alive before Annuity Payments are made.

See Appendix A for Contracts issued in the state of Florida.

For nonqualified Contracts, at least 30 days before the original Maturity Date, a Contract Owner may elect to extend the Maturity Date to any time prior to the Annuitant's 85th birthday or, for qualified Contracts, to a later date with the Company's consent. Certain annuity options taken at the Maturity Date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with qualified contracts upon either the Contract Owner's attainment of age 70 1/2 or the death of the Contract Owner. Independent tax advice should be sought regarding the election of minimum required distributions.

See Appendix A for Contracts issued in the state of Florida.

ALLOCATION OF ANNUITY


When an Annuity Option is elected, it may be elected as a Variable Annuity, a Fixed Annuity, or a combination of both. If, at the time Annuity Payments begin, no election has been made to the contrary, the Contract Value shall be applied to provide an annuity funded by the same investment options. At least 15 days prior to the Maturity Date, you may reallocate the basis on which Annuity Payments will be determined. (See "Transfers.")


VARIABLE ANNUITY

ANNUITY UNIT VALUE. The initial value of an Annuity Unit applicable to each Funding Option was established at $1. The Annuity Unit Value as of any Valuation Date is equal to (a) the value of the Annuity Unit on the immediately preceding Valuation Date, multiplied by (b) the corresponding net investment factor for the Valuation Period just ended, divided by (c) the assumed net investment factor for the Valuation Period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is 1.000081 and, for a period of two days, is 1.000081 X 1.000081.) The value of an Annuity Unit as of any date other than a Valuation Date is equal to its value on the next succeeding Valuation Date.

The number of Annuity Units credited to the Contract is determined by dividing the first monthly Annuity Payment attributable to each Sub-Account by the corresponding Annuity Unit Value as of 14 days prior to the date Annuity Payments commence. The number of Annuity Units remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly Annuity Payment. The amount applied to effect an Annuity will be the Contract Value as of 14 days before the date Annuity Payments commence less any applicable premium taxes not previously deducted.

The amount of the first monthly payment depends on the Annuity Option elected. A formula for determining the adjusted age is contained in the Contract. The total first monthly Annuity Payment is determined by multiplying the benefit per $1,000 of value shown in the tables of the Contract by the number of thousands of dollars of value of the Contract applied to that Annuity Option. The Company reserves the right to require satisfactory proof of age of any person on whose life Annuity Payments are based before making the first payment under any of the Settlement Options.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of the second and subsequent Annuity Payments is not predetermined and may change from month to month based on the investment experience of the applicable Underlying Fund. The total amount of each Annuity Payment will be equal to the sum of the basic payments in each Underlying Fund. The actual amounts of these payments are determined by multiplying the number of Annuity Units credited to each Underlying Fund by the corresponding Annuity Unit Value as of the date 14 days prior to the date before payment is due.

See Appendix A for Contracts issued in the state of Florida.

FIXED ANNUITY

A Fixed Annuity provides for payments that do not vary during the Annuity Period. The dollar amount of the first Fixed Annuity Payment will be calculated as described under "Variable Annuity" above. All subsequent payments will be made in the same amount. If it would produce a larger payment, the Company agrees that the first Fixed Annuity Payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

On the Maturity Date, or other agreed-upon date, the Company will pay an amount payable under the Contract in one lump sum, or in accordance with the payment option selected by the Contract Owner. Election of an option must be made in writing in A form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner. While the Annuitant is alive, the Contract Owner may change a Settlement Option election by written request at any time prior to the Maturity Date. Once Annuity or Income Payments have begun, no further election changes are allowed. During the Annuitant's lifetime, if no election has been made prior to the Maturity Date, the Company will pay to the Contract Owner the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an Annuity or Income Option will be $2,000 unless the Company consents to a lesser amount. If any monthly periodic payment due any payee is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in one lump-sum payment.

See Appendix A for Contracts issued in the state of Florida.

ANNUITY OPTIONS


Subject to the conditions described in "Election of Options" above, all or any part of the Contract Value may be paid under one or more of the following Annuity Options. Payments under the Annuity Options may be elected on a monthly, quarterly, semiannual or annual basis.


OPTION 1 -- LIFE ANNUITY -- NO REFUND. The Company will make Annuity Payments during the lifetime of the Annuitant, terminating with the last payment preceding death. This option offers the maximum periodic payment, since THERE IS NO ASSURANCE OF A MINIMUM NUMBER OF PAYMENTS OR PROVISION FOR A DEATH BENEFIT FOR BENEFICIARIES.

OPTION 2 -- LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS ASSURED. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, payments will be continued during the remainder of the period to the Beneficiary.

OPTION 3 -- JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND. The Company will make Annuity Payments during the joint lifetime of the two persons on whose lives payments are based, and during the lifetime of the survivor. No further payments will be made following the death of the survivor.

OPTION 4 -- JOINT AND LAST SURVIVOR LIFE ANNUITY -- ANNUITY REDUCED ON DEATH OF PRIMARY PAYEE. The Company will make Annuity Payments during the lifetime of the two persons on whose lives payments are based. One of the two persons will be designated as the primary payee, the other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, the Company will continue to make Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, if survived by the secondary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.

OPTION 5 -- OTHER ANNUITY OPTIONS. The Company will make any other arrangements for Annuity Payments as may be mutually agreed upon.

INCOME OPTIONS


Instead of one of the Annuity Options described above, and subject to the conditions described under "Election of Options," all or part of the Contract Value may be paid under one or more of the following Income Options, provided that they are consistent with federal tax law qualification requirements. Payments under the Income Options may be elected on a monthly, quarterly, semiannual or annual basis:

OPTION 1 -- PAYMENTS OF A FIXED AMOUNT. The Company will make equal payments of the amount elected until the Contract Value applied under this option has been exhausted. The first payment and all later payments will be paid from each Sub-Account or the Fixed Account in proportion to the Contract Value attributable to that Account. The final payment will include any amount insufficient to make another full payment.


OPTION 2 -- PAYMENTS FOR A FIXED PERIOD. The Company will make payments for the period selected. The amount of each payment will be equal to the remaining Contract Value applied under this option divided by the number of remaining payments.

OPTION 3 -- OTHER INCOME OPTIONS. The Company will make any other arrangements for Income Payments as may be mutually agreed upon.


The amount applied to effect an Income Option will be the Contract Value as of 14 days before the date Income Payments commence, less any applicable premium taxes not previously deducted. The Contract Value used to determine the amount of any Income Payment will be determined on the same basis as the Contract Value during the Accumulation Period, including the deduction for mortality and expense risks and the Sub-Account Administrative Charge. Income Options differ from Annuity Options in that the amount of the payments made under Income Options are unrelated to the length of life of any person. Although the Company continues to deduct the charge for mortality and expense risks, it assumes no mortality risks for amounts applied under any Income Option. Moreover, payments are unrelated to the actual life span of any person. Thus, the Annuitant may outlive the payment period.


                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

TERMINATION


No Purchase Payments after the first are required to keep the Contract in effect. However, the Company reserves the right to terminate the Contract on any Valuation Date if the Contract Value as of that date is less than $1,000 and no Purchase Payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the Contract Owner at his or her last known address and to any assignee of record. If the Contract is terminated, the Company will pay to the Contract Owner the Contract Value, less any applicable administrative charge or premium tax.


MISSTATEMENT

If the Annuitant's or Contract Owner's sex or date of birth was misstated, all benefits under the Contract are what the Purchase Payment paid would have purchased at the correct sex and age. Proof of the Annuitant's or Contract Owner's age may be filed at any time at the Company's Home Office.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, the Company will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit Value as of the date of the report for each Underlying Fund to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed; (2) when trading on the Exchange is restricted;
(3) an emergency exists as determined by the SEC so that disposal of the securities held in the Sub-Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of securityholders.

TRANSFERS OF CONTRACT VALUES TO OTHER ANNUITIES

The Company may permit Contract Owners to transfer their Contract Values into other annuities offered by the Company or its affiliated insurance Companies under rules then in effect.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a Contract Owner or Beneficiary who may make elections under a contract. For further information, a qualified tax adviser should be consulted.

GENERAL TAXATION OF ANNUITIES

Amounts credited to the Contract are not generally taxable until they are received by the Contract Owner or the Beneficiary, either in the form of Annuity Payments or other distributions. Distributions from annuities that include previously taxed amounts may be taxed on either an income-first basis or an income-last basis, or on a pro-rata basis according to the type of plan or due to other circumstances.

TAX LAW DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any nonqualified variable annuity contracts based on a segregated asset account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how segregated assets accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure is essentially the loss to the contract owner of tax deferred treatment. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

Assets in the segregated asset accounts must be owned by the Company and not by the Contract Owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includable annually in the Contract Owner's gross income.

The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent contract owners from being considered the owner of the assets of the accounts.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the Contract Owner has attained the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain tax-qualified plans.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the Owner or the Annuitant.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without tax law funding limits. The Purchase Payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however (e.g., by a corporation), the increases in value attributable to Purchase Payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a Contract Owner when the Contract Owner transfers the contract without adequate consideration.

If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the Maturity Date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the Cash Value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, the succeeding Contract Owner, or the Beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an Annuity Option is elected or whether the new Contract Owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES


To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Under a qualified pension or profit-sharing plan, Purchase Payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or Beneficiary.

Distributions are taxable to the participant or Beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

     1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

        There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or Beneficiary may avoid this result if:

        (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

        (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

        (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

        A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or Beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal Beneficiary is otherwise underwithheld or short on estimated taxes for that year.

     2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

        To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

     3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)


        The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1997, a recipient receiving periodic payments (e.g., monthly or annual payments under an Annuity Option) which total $ or less per year, will generally be exempt from periodic withholding.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                                 VOTING RIGHTS
--------------------------------------------------------------------------------

The Contract Owner has certain voting rights in Fund BD II and the Underlying Funds. The number of votes which a Contract Owner may cast in the accumulation period is equal to the number of Accumulation Units credited to the account under the Contract. During the annuity period, the Contract Owner may cast the number of votes equal to (i) the reserve related to the Contract divided by (ii) the value of an Accumulation Unit, and a Contract Owner's voting rights will decline as the reserve for the Contract declines.

Each person having a voting interest in Fund BD II will receive periodic reports relating to the Underlying Fund(s) in which he or she has an interest, as well as any proxy materials, including a form on which to give voting instructions with respect to the proportion of the Underlying Fund shares held by Fund BD II which correspond to his or her interest in the Sub-Account.

Upon the death of the Contract Owner, all voting rights will vest in the Beneficiary of the Contract, except in the case of Contracts where the surviving spouse becomes the Contract Owner.

The Company will vote shares of Underlying Funds held by Fund BD II at regular and special meetings of the Underlying Fund shareholders in accordance with instructions received from persons having a voting interest in Fund BD II. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. However, if the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Underlying Funds in its own right, it may elect to do so.

                   DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS
--------------------------------------------------------------------------------

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, and who are licensed registered representatives of the Company or certain other registered broker-dealers. The compensation paid to sales representatives will not exceed 8.5% of the payments made under the Contracts.

From time to time the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

Any sales representative or employee will have been qualified to sell Variable Annuities under applicable federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and all are members of the National Association of Securities Dealers, Inc. Tower Square Securities, Inc., an affiliate of the Company, is the principal underwriter for the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up Annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. The Company may at any time make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the company, the Contract or the Contract Owner is subject.

                         LEGAL PROCEEDINGS AND OPINIONS
--------------------------------------------------------------------------------

There are no pending material legal proceedings affecting Fund BD II. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this Prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been reviewed by the General Counsel of the Life and Annuities Division of the Company.

                               THE FIXED ACCOUNT
--------------------------------------------------------------------------------

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of Fund BD II or any of the Sub-Accounts does not affect the Fixed Account portion of the Contract Owner's Contract Value, or the dollar amount of fixed annuity payments made under any payout option.


The Company guarantees that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described above, less any applicable premium taxes or prior surrenders.


Purchase Payments allocated to the Fixed Account portion of the Contract and any transfers made to the Fixed Account become part of the general account of the Company which supports insurance and annuity obligations. Neither the general account nor any interest therein is registered under, nor subject to the provisions of the 1933 or 1940 Acts. The Company will invest the assets of the Fixed Account at its discretion. Investment income from such Fixed Account assets will be allocated by the Company between itself and the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to the Company includes compensation for mortality and expense risks borne by the Company in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in the sole discretion of the Company at such rate or rates as the Company prospectively declares from time to time.

The initial rate for any deposit into the Fixed Account is guaranteed for one year from the date of such deposit. Subsequent renewal rates will be guaranteed for the calendar quarter. The Company also guarantees that for the life of the Contract it will credit interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined in the sole discretion of the company. The contract owner assumes the risk that interest credit to the Fixed Account may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

Transfers from the Fixed Account to any other available investment option(s) will be permitted twice a year during the 30 days following the semiannual Contract Date anniversary in an amount of up to 15% of the Fixed Account Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers from the Dollar-Cost Averaging Program.) Amounts previously transferred from the Fixed Account to the Sub-Accounts may not be transferred back to the Fixed Account for a period of at least 6 months from the date of transfer. The Company reserves the right to waive either of these restrictions in its discretion.

Automated transfers from the Fixed Account to any of the Sub-Accounts may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar-Cost Averaging program.

                                   APPENDIX A
                  FOR CONTRACTS ISSUED IN THE STATE OF FLORIDA
--------------------------------------------------------------------------------

DEATH BENEFITS

DEATH PROCEEDS PRIOR TO THE MATURITY DATE

The Enhanced Death Benefit is not available in Florida.

STANDARD DEATH BENEFIT. Under the standard death benefit, if the Annuitant dies BEFORE AGE 75 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the greatest of (1), (2) or
(3) below, less any applicable premium tax or prior surrenders not previously deducted:

     1) the Contract Value;

     2) the total Purchase Payments made under the Contract; or

     3) the Contract Value on the latest fifth contract year anniversary immediately preceding the date on which the Company receives due proof of death.

IF THE ANNUITANT DIES ON OR AFTER AGE 75, BUT BEFORE AGE 90 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, less any applicable premium tax or prior surrenders not previously deducted:

     1) the Contract Value;

     2) the total Purchase Payments made under the Contract; or

     3) the Contract Value on the latest fifth contract year anniversary occurring on or before the Annuitant's 75th birthday.

THE ANNUITY PERIOD

MATURITY DATE

The maturity date may not be any date beyond the Annuitant's 90th birthday.

THE VARIABLE ANNUITY

Variable payouts are not permitted in Florida. Contract Owners may only have their Contract Values applied to provide a Fixed Annuity.

Disregard the "Variable Annuity" section described on page 21.

ELECTION OF OPTIONS

ON THE MATURITY DATE, OR OTHER AGREED-UPON DATE, THE COMPANY WILL PAY AN AMOUNT PAYABLE UNDER THE CONTRACT IN ACCORDANCE WITH THE PAYMENT OPTION SELECTED BY THE CONTRACT OWNER. Election of an option must be made in writing in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner. While the Annuitant is alive, the Contract Owner may change a Settlement Option election by Written Request at any time prior to the Maturity Date. Once Annuity or Income Payments have begun, no further election changes are allowed. During the Annuitant's lifetime, if no election has been made prior to the Maturity Date, the Company will pay to the Contract Owner the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain tax-qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an Annuity or Income Option will be $2,000 unless the Company consents to a lesser amount. If any monthly periodic payment due any payee is less than $100.00, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in one lump-sum payment.

                                   APPENDIX B
              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

        The Insurance Company
        Principal Underwriter
        Distribution and Management Agreement
        Valuation of Assets
        Performance Data
        Independent Accountants
        Financial Statements

--------------------------------------------------------------------------------


COPIES OF THE STATEMENT OF ADDITIONAL INFORMATION DATED             , 1997 (FORM
NO.           ) ARE AVAILABLE WITHOUT CHARGE. TO REQUEST A COPY, PLEASE CLIP
THIS COUPON ON THE DOTTED LINE ABOVE, ENTER YOUR NAME AND ADDRESS IN THE SPACES PROVIDED BELOW, AND MAIL TO: THE TRAVELERS LIFE AND ANNUITY COMPANY, ANNUITY INVESTOR SERVICES, ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183-9061.


Name:
--------------------------------------------------------------------------------
Address:
================================================================================

                                     PART B

         INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                                    VINTAGE

                      STATEMENT OF ADDITIONAL INFORMATION

                                     dated

                                 ________, 1997

                                      for

                THE TRAVELERS FUND BD II FOR VARIABLE ANNUITIES

                                   ISSUED BY

                     THE TRAVELERS LIFE AND ANNUITY COMPANY


This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated ______, 1997. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, Annuity
Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573.


                               TABLE OF CONTENTS

THE INSURANCE COMPANY   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2

PRINCIPAL UNDERWRITER   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2

DISTRIBUTION AND MANAGEMENT AGREEMENT   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2

VALUATION OF ASSETS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2

PERFORMANCE INFORMATION   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3

INDEPENDENT ACCOUNTANTS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         7

FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         7

                             THE INSURANCE COMPANY

         The Travelers Life and Annuity Company (the "Company"), an indirect wholly owned subsidiary of Travelers Group Inc., is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183, and its telephone number is (860) 277-0111.

         The Company is a wholly owned subsidiary of The Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by Travelers Group Inc., a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services;
(ii) Consumer Finance Services; (iii) Life Insurance Services; and (iv) Property and Casualty Insurance Services.


                             PRINCIPAL UNDERWRITER

         Tower Square Securities, Inc. ("Tower Square"), an affiliate of the Company, serves as principal underwriter for Fund BD II and the Contracts. The offering is continuous. Tower Square is an indirect wholly owned subsidiary of Travelers Group Inc. and its principal executive offices are located at One Tower Square, Hartford, Connecticut.


                     DISTRIBUTION AND MANAGEMENT AGREEMENT

         Under the terms of the Distribution and Management Agreement among Fund BD II, the Company and Tower Square, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with the Fund BD
II. Tower Square performs the sales functions related to the Contracts. The Company reimburses Tower Square for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying Fund BD II and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to the Fund BD II all necessary office space, facilities, and personnel to manage its affairs.


                              VALUATION OF ASSETS

         The value of the assets of each Underlying Fund is determined on each Valuation Date as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the Valuation Date. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the Valuation Date or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the Valuation Date or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes in account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

                             NET INVESTMENT FACTOR

         The net investment factor is used to measure the investment performance of a Sub-Account from one Valuation Period to the next. The net investment factor for a Sub-Account for any Valuation Period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Sub-Account deductions during the Valuation Period relating to the Insurance Charge and the Sub-Account Administrative Charge). The gross investment rate of a Sub-Account is equal to (a) minus (b) divided by (c) where:

         (a) = investment income plus capital gains and losses (whether realized or unrealized);

         (b) = any deduction for applicable taxes (presently zero); and

         (c) = the value of the assets of the Underlying Fund at the beginning of the Valuation Period.

         The gross investment rate may be either positive or negative. A Sub-Account's assets are based on the net asset value of the Underlying Fund, and investment income includes any distribution whose ex-dividend date occurs during the Valuation Period.

                            PERFORMANCE INFORMATION

From time to time, the Company may advertise several types of historical performance for Sub-Accounts of Fund BD II. The Company may advertise the "standardized average annual total returns" of the Underlying Funds available through the Separate Account, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "non-standardized total return," as described below:

         STANDARDIZED METHOD. Quotations of average annual total return are computed according to a formula in which a hypothetical initial investment of $1,000 is allocated to an Underlying Fund, and then related to ending redeemable values over one-, five- and ten-year periods, or inception, if an Underlying Fund has not been in existence for one of the prescribed periods. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the semiannual administrative charge ($15) is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this Statement of Additional Information relates. Each quotation assumes a total redemption at the end of each period with the assessment of any applicable Contingent Deferred Sales Charge at that time.


         NON-STANDARDIZED METHOD. Non-standardized "total return" will be calculated in a manner similar to "standardized" as describe above. However, non-standardized total return will not reflect the deduction of the $15 semiannual contract administrative charge, which, if reflected, would decrease the level of performance shown.


         GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Fund BD II and the Underlying Funds.

         For Underlying Funds that were in existence prior to the date they became available under Fund BD II, the standardized average total return and non-standardized total return quotations will show the investment performance that such Underlying Funds would have achieved (reduced by the applicable charges) had they been held available under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. An Owner's Contract Value at redemption may be more or less than original cost.


Average annual total returns for each of the Underlying Funds available under Fund BD II computed according to the standardized and non-standardized methods for the period ending December 31, 1996 are set forth in the following table.

                    STANDARDIZED TOTAL RETURN CALCULATIONS


----------------------------------------------------------------------------------------------------------------
                                Regular        Since            Enhanced       Since              Inception
                                1 Year         Inception        1 Year         Inception          Date
----------------------------------------------------------------------------------------------------------------
Smith Barney Income
  and Growth                                                                                      6/20/94

Alliance Growth Portfolio                                                                         6/20/94

American Capital Enterprise
  Portfolio                                                                                       6/21/94

Smith Barney International
  Equity Portfolio                                                                                6/20/94

Smith Barney Pacific Basin
  Portfolio                                                                                       6/21/94

TBC Managed Income
  Portfolio                                                                                       6/28/94

Putnam Diversified
  Income Portfolio                                                                                6/20/94

G.T. Global Strategic
  Income Portfolio                                                                                6/21/94

Smith Barney High
  Income Portfolio                                                                                6/22/94

MFS Total Return
  Portfolio                                                                                       6/20/94

Smith Barney Money
  Market Portfolio                                                                                6/20/94

AIM Capital Appreciation
Portfolio                                                                                         10/10/95

Smith Barney Total
  Return Portfolio                                                                                12/3//93

                  NONSTANDARDIZED TOTAL RETURN CALCULATIONS

----------------------------------------------------------------------------------------------------------------
                                Regular        Since            Enhanced       Since              Inception
                                1 Year         Inception        1 Year         Inception          Date
----------------------------------------------------------------------------------------------------------------
Smith Barney Income
  and Growth Portfolio                                                                            6/20/94

Alliance Growth Portfolio                                                                         6/20/94

American Capital Enterprise
  Portfolio                                                                                       6/21/94

Smith Barney International
  Equity Portfolio                                                                                6/21/94

Smith Barney Pacific Basin
  Portfolio                                                                                       6/21/94

TBC Managed Income
  Portfolio                                                                                       6/28/94

Putnam Diversified
  Income Portfolio                                                                                6/20/94

G.T. Global Strategic
  Income Portfolio                                                                                6/21/94

Smith Barney High
  Income Portfolio                                                                                6/22/94

MFS Total Return
  Portfolio                                                                                       6/20/94

Smith Barney Money
  Market Portfolio                                                                                6/20/94

AIM Capital Appreciation
Portfolio                                                                                         10/10/95

Smith Barney Total
  Return Portfolio                                                                                12/3/93

                           INDEPENDENT ACCOUNTANTS

         Coopers & Lybrand L.L.P., certified public accountants, 100 Pearl Street, Hartford, Connecticut, are the independent auditors for Fund BD II. The services provided to Fund BD II include primarily the examination of the Fund's financial statements. The Financial Statements of Fund BD II have been audited by Coopers & Lybrand L.L.P., as indicated in their report thereon, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


         The balance sheets of The Travelers Life and Annuity Company (the "Company") as of December 31, 1996 1995 and 1994 and the statements of operations and retained earnings and cash flows for the years then ended, have been included herein in reliance upon the report of KPMG Peat Marwick, LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1995 and 1994 financial statements of the Company refers to a change in the accounting for investments in accordance with provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.

                                    VINTAGE

                      STATEMENT OF ADDITIONAL INFORMATION





                      Individual Variable Annuity Contract
                                   issued by





                     The Travelers Life and Annuity Company
                                One Tower Square
                          Hartford, Connecticut 06183





                                                                  May, 1997

                                     PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a) The audited financial statements of the Registrant and the Report of Independent Accountants are incorporated into the Statement of Additional Information by reference to the Fund BD II Annual Report. The financial statements of the Registrant and the Depositor will be filed by amendment.




(b)      Exhibits

       1. Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

       2.      Not Applicable.

       3. Distribution and Management Agreement among the Registrant, The Travelers Life and Annuity Company and Tower Square Securities, Inc. (Incorporated herein by reference to Exhibit 3 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, (file nos. 33-58131; 811-7259 filed
               September 8, 1995.)

       4. Variable Annuity Contracts. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

       5. Form of Application. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, (file nos. 33-58131; 811-7259) filed
               September 8, 1995.)

    6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

   6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1997.)

       7.      None.

       8.      None.

       9. Opinion of Counsel as to the legality of securities being registered. (Incorporated herein by reference to Registrant's most recent Form 24f-2 Notice (file nos. 33-58131; 811-7259) filed on February 28, 1996.)

  10(a). Consent of Coopers & Lybrand L.L.P., Independent Accountants (to be filed by amendment).

  10(b). Consent of KPMG Peat Marwick LLP, Independent Auditors (to be filed by amendment).

     11.       None.

     12.       None.

     13. Schedule for Computation of Total Return Calculations - Standardized and Non- Standardized. (To be filed by amendment).

  15(a). Powers of Attorney authorizing Jay S. Fishman or Ernest J. Wright as signatory for Donald T. DeCarlo and Christine B. Mead. (Incorporated herein by reference to Exhibit 15(a) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, (file nos. 33-58131; 811-7259) filed
               September 8, 1995.)

  15(b). Powers of Attorney authorizing Jay S. Fishman or Ernest J. Wright as a signatory for Michael A. Carpenter, Robert I. Lipp, Charles O. Prince III, Marc P. Weill, and Irwin R. Ettinger. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

  15(c). Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Jay S. Fishman or Ian R. Stuart. (Incorporated by reference to Exhibit 15(c) to Post-Effective Amendment No. 1 to Registration Statement on Form N-4,
               (file nos. 33-58131; 811-7259) filed April 23, 1996).

Item 25.  Directors and Officers of the Depositor

Name and Principal                                Positions and Offices
Business Address                                  with Depositor
----------------                                  ---------------------------
Michael A. Carpenter*                             Director, Chairman of the Board, President and
                                                  Chief Executive Officer

Jay S. Benet*                                     Director and Senior Vice President

George C. Kokulis*                                Director and Senior Vice President

Robert I. Lipp*                                   Director

Ian R. Stuart*                                    Director, Senior Vice President, Chief Financial
                                                  Officer, Chief Accounting Officer and Controller

Katherine M. Sullivan                             Director, Senior Vice President and
                                                  General Counsel

Marc P. Weill**                                   Director and Senior Vice President

Stuart Baritz**                                   Senior Vice President

Jay S. Fishman*                                   Senior Vice President

Elizabeth C. Georgakopulos*                       Senior Vice President

Barry Jacobson*                                   Senior Vice President

Russell Johnson*                                  Senior Vice President

Warren H. May*                                    Senior Vice President

Christine M. Nadie*                               Senior Vice President

David A. Tyson*                                   Senior Vice President

F. Denney Voss*                                   Senior Vice President

Paula Burton*                                     Vice President

Kathleen M. D'Auria*                              Vice President

Elizabeth Charron*                                Vice President

Charles N. Vest*                                  Vice President and Actuary

Donald R. Munson, Jr.*                            Second Vice President

Ernest J. Wright*                                 Vice President and Secretary

Kathleen A. McGah                                 Assistant Secretary and Counsel

Principal Business Address:
*   The Travelers Life and Annuity Company                  **   Travelers Group Inc.
    One Tower Square                                             388 Greenwich Street
    Hartford, Connecticut 06183                                  New York, New York 10013

Item 26. Persons controlled by or under common control with the Depositor or Registrant (to be filed by amendment)

Item 27.  Number of Contract Owners

As of March 17, 1997, 0 contract owners held qualified and non-qualified contracts offered through the Registrant.


Item 28.  Indemnification

Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29.  Principal Underwriter

(a)  Tower Square Securities, Inc.
     One Tower Square
     Hartford, Connecticut 06183

Tower Square Securities, Inc. also serves as principal underwriter for the following :

         The Travelers Growth and Income Stock Account for Variable Annuities The Travelers Quality Bond Account for Variable Annuities
         The Travelers Money Market Account for Variable Annuities
         The Travelers Timed Growth and Income Stock Account for Variable
           Annuities
         The Travelers Timed Short-Term Bond Account for Variable Annuities The Travelers Timed Aggressive Stock Account for Variable Annuities The Travelers Timed Bond Account for Variable Annuities
         The Travelers Fund U for Variable Annuities
         The Travelers Fund VA for Variable Annuities
         The Travelers Fund BD for Variable Annuities
         The Travelers Fund ABD for Variable Annuities
         The Travelers Fund ABD II for Variable Annuities
         The Travelers Separate Account QP for Variable Annuities
         The Travelers Separate Account QP II for Variable Annuities
         The Travelers Fund UL for Variable Life Insurance
         The Travelers Fund UL II for Variable Life Insurance
         The Travelers Variable Life Insurance Separate Account One
         The Travelers Variable Life Insurance Separate Account Three


(b)      Name and Principal                Positions and Offices                     Positions and Offices
         Business Address *                 With Underwriter                          With Registrant
         ------------------                 ----------------                          -----------------

         Russell H. Johnson                Chairman of the Board, Chief                       -----
                                              Executive Officer, President
                                              and Chief Operating Officer
         William F. Scully, III            Member, Board of Directors,                        -----
                                           Senior Vice President, Treasurer
                                           and Chief Financial Officer
         Cynthia P. Macdonald              Vice President, Chief Compliance                   -----
                                              Officer, Assistant Secretary
         Joanne K. Russo                   Member Board of Directors                          -----
                                           Senior Vice President
         Kathleen A. McGah                 General Counsel and Secretary             Assistant Secretary
         Jay S. Benet                      Member, Board of Directors                         -----
         George C. Kokulis                 Member, Board of Directors                         -----
         Warren H. May                     Member, Board of Directors                         -----
         Donald R. Munson, Jr.             Senior Vice President                              -----
         Stuart L. Baritz                  Vice President                                     -----
         Michael P. Kiley                  Vice President                                     -----
         Tracey Kiff-Judson                Second Vice President                              -----
         Robin A. Jones                    Second Vice President                              -----
         Whitney F. Burr                   Second Vice President                              -----
         Marlene M. Ibsen                  Second Vice President                              -----
         John J. Williams, Jr.             Director and Assistant Compliance                  -----
                                              Officer
         Susan M. Curcio                   Director and Operations Manager                    -----

 (cont'd)

(b)      Name and Principal                Positions and Offices                     Positions and Offices
         Business Address *                 With Underwriter                          With Registrant
         ------------------                 ----------------                          -----------------
         Dennis D. D'Angelo                Director                                           -----
         Thomas P. Tooley                  Director                                           -----
         Nancy S. Waldrop                  Assistant Treasurer                                -----



         * Principal business address: One Tower Square, Hartford, Connecticut 06183

(c) Tower Square Securities, Inc. serves as the principal underwriter. The compensation listed below is for the year ending December 31, 1996.


Name of               Net Underwriting                          Compensation on
Principal              Discounts and                             Redemption or               Brokerage         Other
Underwriter             Commissions                             Annuitization               Commissions        Compensation*
-----------             -----------                             -------------               -----------        -------------
Tower Square                $ 0                                       $ 0                       $ 0                 $ 0
Securities, Inc.


(c)      Not applicable.


Item 30.  Location of Accounts and Records

(1)      The Travelers Life and Annuity Company
         One Tower Square
         Hartford, Connecticut  06183

Item 31.  Management Services

Not applicable.

Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.


(d) To represent to the Securities and Exchange Commission that the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by the company.

                                        SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, State of Connecticut, on this 17th day of March, 1997.


                             THE TRAVELERS FUND BD II FOR VARIABLE ANNUITIES
                                                  (Registrant)


                             THE TRAVELERS LIFE AND ANNUITY COMPANY
                                                  (Depositor)


                                 By:  *IAN R. STUART
                                      ------------------------------------------
                                      Ian R. Stuart
                                      Vice President and Chief Financial Officer
                                      Chief Accounting Officer and Controller

As required by this Registration Statement has been signed below by the following persons in the capacities indicated on March 17, 1997.

*MICHAEL A. CARPENTER                                       Chairman of the Board, President and
-------------------------------------------                 and Chief Executive Officer
(Michael A. Carpenter)

*JAY S. BENET                                               Director
-------------------------------------------
(Jay S. Benet)

*GEORGE C. KOKULIS                                          Director
-------------------------------------------
(Geroge C. Kokulis)

*ROBERT I. LIPP                                             Director
-------------------------------------------
(Robert I. Lipp)

*KATHERINE M. SULLIVAN                                      Director, Senior Vice President
-------------------------------------------                 and General Counsel
(Katherine M. Sullivan)

*IAN R. STUART                                              Director, Senior Vice President,
-------------------------------------------                 Chief Financial Officer, Chief
(Ian R. Stuart)                                             Accounting Officer and Controller

*MARC P. WEILL                                              Director
-------------------------------------------
(Marc P. Weill)



*By: Ernest J. Wright, Attorney-in-fact


                                 EXHIBIT INDEX


Exhibit
No.                Description                                             Method of Filing
-------            -----------                                             ----------------
   1.    Resolution of The Travelers Life and Annuity
         Company Board of Directors authorizing the
         establishment of the Registrant.  (Incorporated
         herein by reference to Registration Statement on
         Form N-4, File No. 33-58131, filed via Edgar
         on March 17, 1995.)

   3.    Distribution and Management Agreement.
         (Incorporated herein by reference to Exhibit 3 to Pre-Effective Amendment No. 1 to the Registration
         Statement on Form N-4, (file nos. 33-5831; 811-7259), filed September 8, 1995.)

   3(b). Selling Agreement (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (file nos. 33-5931;
         811-7259) filed April 23, 1996)

   4. Variable Annuity Contracts. (Incorporated herein reference to Registration Statement on Form N-4,
         File No. 33-58131, filed via Edgar on
         March 17, 1995.)

   5. Form of Application. (Incorporated herein by reference to Exhibit 5 to Pre-Effective Amendment
         No. 1 to the Registration Statement on Form N-4,
         (file nos. 33-5831; 811-7259),
         filed September 8, 1995.)

6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on
         March 17, 1995.)

   9. Opinion of Counsel as to the legality of securities being registered by Registrant. (Incorporated herein by reference to the Registrant's most recent Form 24f-2
         Notice (file nos. 33-5831; 811-7259), filed on
         February 28, 1997.)

10(a).   Consent of Coopers & Lybrand L.L.P., Independent                    (to be filed by amendment)
         Accountants.

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

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
10(b).   Consent of KPMG Peat Marwick LLP, Independent                               (to be filed by amendment)
         Auditors.

  13.    Schedule for Computation of Total Return Calculations -                     (to be filed by amendment)
         Standardized and Non-Standardized.

15(a).   Powers of Attorney authorizing Jay S. Fishman or
         Ernest J. Wright as signatory for Donald T. DeCarlo and Christine B. Mead. (Incorporated herein by reference To Exhibit 15 to Pre-Effective Amendment
         No. 1 to the Registration Statement on Form N-4,
         (file nos. 33-5831; 811-7259),
         filed September 8, 1995.)

15(b).   Powers of Attorney authorizing Jay S. Fishman or
         Ernest J. Wright as signatory for Michael A. Carpenter,
         Robert I. Lipp, Charles O. Prince III, Marc P. Weill, and Irwin R. Ettinger. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

15(c).   Powers of Attorney authorizing Ernest. J. Wright or
         Kathleen A. McGah as signatory for Jay S. Fishman and
         Ian R. Stuart. (Incorporated herein by reference to Exhibit 15(c) to Post-Effective Amendment No. 1 to the
         Registration Statement on Form N-4 (file nos. 33-5831; 811-7259) filed April 23, 1996.)

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